Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges

					Period from
	Year Ended December 31,				September 7, 2000
					(Inception) through
	2004	2003	2002	2001	December 31, 2000

	($ in thousands)
Fixed charges:
Interest expense	$79,053	$39,956	$13,974	$4,286	$295
Interest portion of rental expense	1,494	843	429	223	53

Total fixed charges	$80,547	$40,799	$14,403	$4,509	$348

Earnings:
Net income (loss) before income taxes	$205,421	$132,480	$41,582	$6,792	$(62)
Fixed charges	80,547	40,799	14,403	4,509	348

Total earnings	$285,968	$173,279	$55,985	$11,301	$286

Ratio of earnings to fixed charges	3.6x	4.2x	3.9x	2.5x	—	(1)

(1)	Earnings were inadequate to cover fixed charges for the perod from September 7, 2000 through December 31, 2000. The deficiency of earnings to fixed charges was $0.1 million.